September 11, 2006

Michael McTiernan
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE—Mail Stop 4561
Washington, D.C. 20549

  Re:
  Granahan McCourt Acquisition Corporation
  Registration Statement on Form S-1
  File No. 333-136048

Dear Mr. McTiernan:

        On behalf of our client, Granahan McCourt Acquisition Corporation, a Delaware corporation (the "Registrant" ), enclosed for review by the Securities and Exchange Commission (the "Commission" ) are four (4) copies of Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-136048, of the Registrant (as amended, the "Registration Statement" ), two (2) of which are marked to show changes to the Registration Statement filed on August 24, 2006. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the "Staff" ) that were contained in your letter dated August 31, 2006 (the "Comment Letter" ) and to effect such other changes as the Registrant deems appropriate.

        Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.

General

1.
We are still considering your response to comment 3 and may have additional comments.

The Registrant acknowledges the Staff's comment.

2.
We note your response to comment 29 and the additional disclosure. We also note your risk factor disclosure that as this is a blind pool offering, you are wholly dependent on the efforts of your management, including your CEO. Please include risk factor disclosure regarding the RCN bankruptcy while Mr. McCourt was CEO and chairman.

The Registrant has revised the risk factor disclosure on page 27 of the Registration Statement in accordance with the Staff's comment.

Summary, page 1

3.
We note your response to comment 12. Please revise your disclosure to clarify the relevance of the $14.3 billion sale to Worldcom. For example, please disclose that Mr. McCourt's company only represented about 17.5% of MFS Communications at the time of the merger in 1989, that Mr. McCourt appears to have sold his interest in the subsidiary in 1993 to Metropolitan Fiber Systems, the consideration received in such sale and that the WorldCom acquisition did not occur until almost 10 years after the original merger.

The Registrant has revised its disclosure to delete references to the $14.3 billion sale to Worldcom on pages 2, 55 and 74 of the Registration Statement.

Summary Financial Data, page 19

4.
Please explain to us why the deferred underwriting fees of $2.5 million were excluded in determining the as adjusted amounts as of June 20, 2006.

The Registrant excluded the deferred underwriting fees of $2.5 million in the Summary Financial Data on page 19 of the Registration Statement in determining the as adjusted amounts because such funds are expenses of the public offering. The deferred fees are not available for use by the Registrant and are not an asset of the Registrant. This amount is held in the trust account only because the Underwriter agreed to defer these fees until the consummation of a business combination. In the event a business consummation is not completed within the time period prescribed in the prospectus, the deferred fees will be included with the funds that will be distributed back to the public stockholders. The Registrant has no right to these funds and will not benefit from these funds.

Capitalization, page 50

5.
We have read and considered your response to comment 28. We note that you have concluded that the warrants and the unit purchase option should be accounted for as equity based on terms within your agreements that contain specific language providing that under no circumstances will the holder of a warrant or purchase option be entitled to net cash settlement. We may have further comment regarding your accounting treatment upon review of these agreements when filed. In addition, you should provide clarifying disclosure in your financial statements and elsewhere throughout your document discussing the terms of your warrants and purchase option to support your presentation of these amounts within equity.

The Registrant has revised the disclosure in the financial statements and in the prospectus in accordance with the Staff's comment.

6.
Consider including a footnote to clarify why total debt is expected to be zero after the offering.

The Registrant has revised the disclosure on page 51 of the Registration Statement in accordance with the Staff's comment.

Financial Statements

Note 3—Proposed Public Offering

7.
We note your added disclosure in response to comment 45 and your volatility assumption of 28.67%. While we understand that management's estimate was based on public entities in the telecommunications and media industries, there is no indication of their consideration of other comparable characteristics such as size, stage of life, etc. Please advise us accordingly.

The Registrant's original response to the Staff's prior comment #45 (included in the Staff's comment letter dated August 16, 2006) and the corresponding volatility assumption of 28.67% were based on a diverse universe of public entities within the telecommunications and media industries. Given that the Registrant does not have any specific business combination under consideration, the comparable public entities were selected across a broad spectrum of market capitalization and business segments in an effort to obtain a volatility estimate that would be a reflection of the overall telecommunications and media sectors. The Registrant believes that reducing the comparable sample size by applying additional filters such as company size would make the sample less representative from a business segment perspective.

Part II, Undertakings

8.
We note your response to comment 47. Please advise us what information specifically referenced in Rule 430A will be included in the registration statement via a post-effective prospectus supplement as provided in Rule 430A. In addition, since the offering of the shares underlying the warrants appears to be done in reliance on Rule 415, please reinsert the Item 512(a)(5) undertaking as it would be applicable in the event a prospectus supplement was filed to update the prospectus.

As contemplated by Rule 430A, the information that will be omitted from the form of prospectus contained in the registration statement at the time it is declared effective may include the dealers' concession, the reallowance and delivery dates. In addition, although an underwriting syndicate is not presently contemplated, if one is formed, the names of its members also may be omitted. The Registrant has reinserted the Item 512(a) undertaking on page II-8 of the Registration Statement in accordance with the Staff's comment.

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        We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

        Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

                      Very truly yours,

                      /s/ Floyd I. Wittlin

                      Floyd I. Wittlin

cc:
David C. McCourt
Barak Bar-Cohen
Michelangelo Ciocca
Peter Loughran